Exhibit 99.1

Nuvei Completes $1.3 Billion Acquisition of Paya

•	Adds Leading U.S. Provider of Integrated Payment and Commerce Solutions to Further Bolster Diversified Platform

•	Anticipates Results for Fourth Quarter and Fiscal Year 2022 In Line with Previously Provided Outlook

•	Sets Conference Call to Announce Fourth Quarter and Fiscal Year 2022 Results for March 8, 2023

MONTREAL, February 22, 2023 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the Canadian fintech company, announces today that it has completed its acquisition of Paya Holdings Inc. (“Paya”) (Nasdaq: PAYA). Paya amplifies Nuvei’s existing growth strategy and expands its reach into new underpenetrated and non-cyclical verticals where Nuvei’s proprietary technology is well positioned to accelerate customer growth.

Paya is a leading U.S. provider of integrated payment and frictionless commerce solutions that processed $50 billion in annual payment volume last year, mainly in high growth verticals such as healthcare, non-profit, government, utilities, and other business-to-business (“B2B”) end markets. Nuvei and Paya are highly complementary with respect to geographies, capabilities to offer to customers and partners, and the end-markets and verticals that each currently serve.

Nuvei Chair and CEO Philip Fayer commented, “This is an important milestone for Nuvei as we continue to build a preeminent payment technology provider with strong positions in global eCommerce, Integrated Payments and B2B. I’m thrilled to officially welcome our new colleagues from Paya to the Nuvei family. We have been working diligently on our integration planning, and we are ready to begin the next step on this exciting journey as a single, unified team.”

Paya Reports Results for the Full Year 2022 At the High End of its Outlook Range

On February 21, 2023, Paya filed, with the Securities and Exchange Commission, its Annual Report on Form 10-K for the year ended December 31, 2022. Calculated results for the three months and reported results for the year ended December 31, 2022 are summarized here.

	Year ended December 31, 2022	Nine months ended September 30, 2022	Calculated three months ended December 31, 2022
(in U.S. dollars)	$	$	$
Payment volume* (in billions)	49.5	36.6	13.0
Revenue (in millions)	282.7	209.9	72.8
Adjusted EBITDA** (in millions)	74.1	54.2	19.9
Net income (in millions)	8.3	5.2	3.1

*

Payment volume is defined by Paya as the total dollar amount of all payments processed by its customers through its services. This measure is not recognized under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS, Non-U.S. GAAP and Other Financial Measures.”

**

Adjusted EBITDA for Paya represents earnings before interest and other expense, income taxes, depreciation, and amortization, or EBITDA, and further adjustments to EBITDA to exclude certain non-cash items and other non-recurring items that Paya management believes are not indicative of ongoing operations to come to Adjusted EBITDA. This measure is not recognized under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS, Non-U.S. GAAP and Other Financial Measures.”

Nuvei Anticipated Results for Fourth Quarter and Fiscal Year 2022

As Nuvei finalizes its normal closing procedures for the fourth quarter and fiscal year ended December 31, 2022, the Company anticipates Total volume1, revenue and Adjusted EBITDA1 to be in line with its latest outlook range included in its third quarter 2022 earnings release. The foregoing is based on information available to the Company as of the date of this release. See “Anticipated Results Information.”

Nuvei to Announce Fourth Quarter and Fiscal Year 2022 Results on March 8, 2023

Nuvei will release its fourth quarter and fiscal year 2022 financial results before market open on Wednesday, March 8, 2023. Management will host a conference call and webcast to discuss these results and outlook at 8:30 am ET that same day. Hosting the call will be Philip Fayer, Chair and CEO, and David Schwartz, CFO.

The conference call will be webcast live from the Company’s investor relations website at https://investors.nuvei.com under the “Events & Presentations” section. A replay will be available on the investor relations website following the call.

The conference call can also be accessed live over the phone by dialing 877-425-9470 (US/Canada toll-free), or 201-389-0878 (international). A replay will be available approximately one hour after the conclusion of the call and can be accessed by dialing 844-512-2921 (US/Canada toll-free), or 412-317-6671 (international); the conference ID is 13735177. The audio replay will be available through Wednesday, March 22, 2023.

Presentation of Financial Information

All dollar amounts set forth in this press release are in United States dollars.

Paya’s financial information for the calculated three months ended December 31, 2022 presented herein has been derived by subtracting Paya’s unaudited interim consolidated financial information from its Quarterly Report on Form 10-Q for the nine months ended September 30, 2022 from its audited consolidated financial information from its Annual Report on Form 10-K for the year ended December 31, 2022.

[1]

Adjusted EBITDA and Total volume are non-IFRS financial measures and supplementary financial measures, respectively. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS, Non-U.S. GAAP and Other Financial Measures.”

Nuvei’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Paya’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and any financial information of Paya included in this press release has been derived from Paya’s annual or interim financial statements prepared in accordance with U.S. GAAP and has been prepared using accounting policies that are consistent with U.S. GAAP. IFRS differs in certain material respects from U.S. GAAP. The financial information of Paya presented in this press release has not been adjusted to give effect to the differences between U.S. GAAP and IFRS or to accounting policies that comply with IFRS and as applied by Nuvei, nor has such financial information been conformed from accounting principles under U.S. GAAP to IFRS as issued by the IASB, and thus may not be directly comparable to Nuvei’s financial information prepared in accordance with IFRS.

Non-IFRS, Non-U.S. GAAP and Other Financial Measures

The information presented in this press release includes non-IFRS financial measures, and supplementary financial measures, of Nuvei, namely Nuvei Adjusted EBITDA and Nuvei Total volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies, including Paya’s. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial statements reported under IFRS. These measures are used to provide investors with additional insight of Nuvei’s operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. Nuvei also believes that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. Nuvei also uses these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. Nuvei believes these measures are important additional measures of its performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.

The information in this press release also includes non-U.S. GAAP financial measures, and supplementary financial measures, of Paya, namely Paya Adjusted EBITDA and Paya Payment volume. These measures are not recognized measures under U.S. GAAP and do not have standardized meanings prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies, including Nuvei’s. Rather, these measures are provided as additional information to complement U.S. GAAP measures by providing further understanding of Paya’s results of operations. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of Paya’s financial statements reported under U.S. GAAP. Paya discloses Paya Adjusted EBITDA because this non-U.S. GAAP measure is a key measure used by it to evaluate its business, measure its operating performance and make strategic decisions. Paya believes Paya Adjusted EBITDA is useful for investors and others in understanding and evaluating its operations results in the same manner as Paya. However, Paya Adjusted EBITDA is not a financial measure calculated in accordance with U.S. GAAP and should not be considered as a substitute for net income, income before income taxes, or any other operating performance measure calculated in accordance with U.S. GAAP. Using this non-U.S. GAAP financial measure to analyze Paya’s business would have material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies in its industry may report measures titled adjusted EBITDA or similar measures, such non-U.S. GAAP financial measures may be calculated differently from how Paya calculates non-U.S. GAAP financial measures, which reduces their overall usefulness as comparative measures. Because of these limitations, you should consider these non-U.S. GAAP financial measures alongside other financial performance measures, including net income and Paya’s other financial results presented in accordance with U.S. GAAP.

Non-IFRS and Non-U.S. GAAP Financial Measures

Nuvei Adjusted EBITDA: Nuvei uses Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.

Paya Adjusted EBITDA: represents earnings before interest and other expense, income taxes, depreciation, and amortization, or EBITDA, and further adjustments to EBITDA to exclude certain non-cash items and other non-recurring items that management believes are not indicative of ongoing operations to come to Adjusted EBITDA.

Supplementary Financial Measures

Nuvei and Paya monitor the following key performance indicators to help them evaluate their business, measure their performance, identify trends affecting their business, formulate business plans and make strategic decisions. These key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.

Nuvei Total volume: Nuvei Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. Nuvei defines Nuvei Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with it. Nuvei Total volume does not represent revenue earned by Nuvei. Total volume includes acquiring volume, where Nuvei is in the flow of funds in the settlement transaction cycle, gateway/technology volume, where it provides its gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since Nuvei’s revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to its customers, fluctuations in Nuvei Total volume will generally impact its revenue.

Paya Payment volume: Paya Payment volume is defined as the total dollar amount of all payments processed by Paya customers through its services.

Reconciliation of Paya Net income to EBITDA and Adjusted EBITDA:

	Year ended December 31, 2022	Nine months ended September 30, 2022	Calculated three months ended December 31, 2022
(in millions U.S. dollars)	$	$	$
Net income	8.3	5.2	3.1
Depreciation & amortization	31.8	24.1	7.7
Income tax expense	5.3	3.4	1.9
Interest and other expense	11.6	8.3	3.3

EBITDA	57.0	41.0	16.0
Transaction-related expenses(a)	4.2	3.0	1.2
Stock-based compensation(b)	7.2	5.6	1.6
Restructuring costs(c)	2.5	2.4	0.1
Discontinued service costs(d)	0.4	0.3	0.1
Non-recurring public company start-up costs	0.4	0.4	—
Contingent non-income tax liability	0.5	0.1	0.4
Other costs(e)	1.9	1.4	0.5

Total adjustments	17.1	13.2	3.9

Adjusted EBITDA	74.1	54.2	19.9

(a)	Represents professional service fees related to mergers and acquisitions such as legal fees, consulting fees, accounting advisory fees, and other costs.
(b)	Represents non-cash charges associated with stock-based compensation expense, which has been a significant recurring expense in Paya’s business and an important part of its compensation strategy.
(c)

Represents costs associated with restructuring plans designed to streamline operations and reduce costs including costs associated with the relocation of facilities, certain staff restructuring charges including severance, certain executive hires, and acquisition related restructuring charges.

(d)	Represents costs incurred to retire certain tools, applications and services that are no longer in use.
(e)	Represents non-operational gains or losses, non-standard project expense, and non-operational legal expense.

Anticipated Results Information

Nuvei’s anticipated results for the fourth quarter and fiscal year ended December 31, 2022 are based on information available to the Company as of the date of this release. Because the Company’s normal closing procedures for the fourth quarter and fiscal year ended December 31, 2022 are still being finalized, its actual financial results may change as a result of such financial closing procedures, final adjustments, management’s review of results and subsequent events, and results could differ materially from those expressed in or implied by the Company’s anticipations set forth in this release. During the course of the preparation of Nuvei’s financial statements and the notes thereto, additional items that require adjustments may be identified, and any such adjustments could be material. Accordingly, you should not place undue reliance on the Company’s anticipations set forth in this release, which constitute forward-looking statements. See “Forward-Looking Information.”

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including anticipated results for the fourth quarter and full year 2022. Forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, the expected impact of the acquisition of Paya from a financial perspective in various financial metrics; expectations regarding anticipated cost savings and synergies; the strength, complementarity and compatibility of the Paya business with Nuvei’s existing business; other anticipated benefits of the proposed transaction; Nuvei’s business outlook, objectives, development, plans, growth strategies and other strategic priorities; Nuvei’s estimated position and strengths in integrated payments, B2B and global eCommerce; the estimated size of addressable markets; and statements relating to Nuvei’s future growth, results of operations, performance, business, prospects and opportunities, the expected synergies to be realized in connection with the acquisition of Paya; expectations regarding revenue synergies, up-selling and cross-selling opportunities and intention to capture an increasing share of addressable markets, and other statements that are not historical facts constitute forward-looking information. Economic and geopolitical uncertainties, including the Russia and Ukraine conflict, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, including, among other things, assumptions about Nuvei’s ability to retain and attract new business post-closing, achieve synergies and strengthen its market position arising from successful integration plans relating to the acquisition of Paya; Nuvei’s ability to otherwise complete the integration of the Paya business within anticipated time periods and at expected cost levels; Nuvei’s ability to attract and retain key employees in connection with the transaction; management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the transaction and resulting impact on growth in various financial metrics; assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where Nuvei and Paya operate; the realization of the expected strategic, financial and other benefits of the transaction in the timeframe anticipated; and the absence of significant undisclosed costs or liabilities associated with the transaction.

Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, actual financial results for the fourth quarter and fiscal year ended December 31, 2022 may change as a result of the completion of closing procedures, final adjustments, management’s review of results, and subsequent events; Nuvei’s inability to successfully integrate the Paya business; legal proceedings instituted related to the acquisition of Paya and the impact of significant demands placed on management as a result thereof; the potential failure to realize anticipated benefits from the acquisition of Paya; potential undisclosed costs or liabilities associated with the acquisition, which may be significant; impact of acquisition-related expenses; the failure to retain Paya’s personnel and clients following the acquisition and risks associated with the loss and ongoing replacement of key personnel; and the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form filed on March 8, 2022 and Paya’s most recent Annual Report on Form 10-K for the year ended December 31, 2022. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of the Company.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, the Company disclaims any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

About Nuvei

Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 45+ markets, 150 currencies and more than 600 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com

Contact:

Public Relations

Alex Hammond

Alex.Hammond@nuvei.com

Investor Relations

Chris Mammone

IR@nuvei.com